"On June 24, 2005, Citigroup Inc. (Citigroup) announced that it" has signed a definitive agreement under which Citigroup will sell substantially all of its worldwide asset management
"business to Legg Mason, Inc. (Legg Mason)."

"As part of this transaction, the fund's investment adviser (the"
"Manager), currently an indirect wholly owned subsidiary of"
"Citigroup, would become an indirect wholly owned subsidiary of"
Legg Mason.

"The transaction is subject to certain regulatory approvals, as" well as other customary conditions to closing. Subject to such "approvals and the satisfaction of the other conditions,"
Citigroup expects the transaction to be completed later this year.

"Under the Investment Company Act of 1940, consummation of the" transaction will result in the automatic termination of the fund's investment management contract with the Manager and any "related sub-advisory contract, where applicable. Therefore, the" fund's Board will be asked to approve a new investment management contract between the fund and the Manager (and a new "sub-advisory contract, if applicable). If approved by the" "Board, the new investment management contract (and the new" "sub-advisory contract, if applicable) will be presented to the " shareholders of the fund for their approval.